Exhibit 3.1

FOURTH AMENDMENT TO THE

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION OF

ZALATORIS II ACQUISITION CORP

ADOPTED BY SPECIAL RESOLUTION ON AUGUST 2, 2024

Pursuant to the Cayman Islands Companies Act

ZALATORIS II ACQUISITION CORP, a corporation organized and existing under the laws of the Cayman Islands (the “Company”), does hereby certify as follows:

1.	The name of the Company is Zalatoris II Acquisition Corp. The Company’s original Memorandum and Articles of Association were filed with the General Registry of the Cayman Islands on March 11, 2021. The Amended and Restated Memorandum and Articles of Association were effective on July 29, 2021, and filed with the General Registry of the Cayman Islands on July 30, 2021, further amended by An Amendment to the Memorandum and Articles of Association filed with the General Registry of the Cayman Islands on July 27, 2023, and further amended by the Third Amendment to the Memorandum and Articles of Association dated as of December 29, 2023 (collectively, the “Existing Charter”).

2.	This Fourth Amendment to the Amended and Restated Memorandum and Articles of Association of the Company amends the Existing Charter (this “Amendment”).

3.	This Amendment was duly adopted by special resolution of the shareholders of the Company (the “Special Resolution”), being the affirmative vote of holders of two thirds of the ordinary shares of the Company present and entitled to vote at an extraordinary general meeting of the Company’s shareholders, held on August 2, 2024, at which a quorum of the Company’s shareholders was present.

4.	The text of Article 49.7 is hereby amended and restated to read in its entirety as follows:

“In the event that the Company does not consummate a Business Combination within 36 months from the consummation of the IPO (or up to August 3, 2025, approximately 48 months from the consummation of the IPO without another shareholder vote if such date is extended by the Company, as further set forth below), or such later time as the Member may approve in accordance with the Articles, the Company shall:

(a) cease all operations except for the purpose of winding up;

(b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve;

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

Notwithstanding the foregoing or any other provisions of the Articles, in the event that the Company has not consummated a Business Combination within 36 months from the closing of the IPO, the Company may elect to extend the date by which to consummate the Business Combination on a monthly basis by an additional one month each time for up to 12 months (each, an “Extension”), until up to August 3, 2025, approximately 48 months from the consummation of the IPO without another shareholder vote, provided that (i) the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account the lesser of (x) $75,000 or (y) $0.025 per share for each Public Share outstanding as of the last day of the immediately preceding Extension for each such Extension, or the next business day if such last day is not a business day (each a “Deadline Date”) for each such one-month Extension ((x) or (y), as applicable, the “Extension Payment”) and (ii) the procedures relating to any such Extension, as set forth in the Investment Management Trust Agreement, dated as of July 29, 2021 (the “Trust Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, shall have been complied with.”

5.	The text of Article 49.8 is hereby amended and restated to read in its entirety as follows:

“In the event that any amendment is made to the Articles: (a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100% of the Public Shares if the Company does not consummate a Business Combination within 36 months from the consummation of the IPO (or up to August 3, 2025, approximately 48 months if such date is extended), or such later time as the Members may approve in accordance with the Articles; or (b) with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares.”

IN WITNESS WHEREOF, Zalatoris II Acquisition Corp has caused this Amendment to be duly executed in its name and on its behalf by an authorized officer as of August 2, 2024.

ZALATORIS II ACQUISITION CORP

By:	/s/ Dr. Spyridon Bonatsos
Name:	Dr. Spyridon Bonatsos
Title:	Chief Executive Officer

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